VELOCE CAP FUND 1, LP

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022

VELOCE CAP FUND 1, LP TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2022

Duner and Foote
Certified Public Accountants
www.DunerCPA.com
Telephone (949) 263-0030		18818 Teller Ave.
FAX (949) 263-0037		Suite 265
E-Mail DerrickFoote@Dunercpa.com		Irvine, California 92612

MEMBER OF
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR’S REPORT

To the Members of
Veloce Cap Fund 1, LP

Opinion

We have audited the accompanying financial statements of Veloce Cap Fund 1, LP (“the “Fund”) (a New Jersey limited partnership) which comprise the balance sheet as of December 31, 2022, and the related statement of income and changes in members’ equity and cash flows for the period then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veloce Cap Fund 1, LP. as of December 31, 2022, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Veloce Cap Fund 1, LP and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Veloce Cap Fund 1, LP’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit is conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgement and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not the for the purpose of expressing an opinion on the effectiveness of Veloce Cap Fund 1, LP’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about Veloce Cap Fund 1, LP’s ability to continue as a going concern for a reasonable period of time.

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We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Duner and Foote,

Certified Public Accountants Irvine, California

April 14, 2023

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BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$6,787
Accounts receivable	3,432
Organization costs, net	22,500
Trust deed notes receivable	500,000
TOTAL ASSETS	$532,719

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES
Management fees payable	$2,009
Incentive fees payable	3,209
Organization costs payable	25,000
TOTAL CURRENT LIABILITIES	$30,218

MEMBERS' EQUITY - PER ACCOMPANYING STATEMENT	502,501

TOTAL LIABILITIES AND MEMBERS' EQUITY	$532,719

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS
SEE INDEPENDENT AUDITOR'S REPORT

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VELOCE CAP FUND 1, LP

STATEMENT OF INCOME AND CHANGES IN MEMBERS’ DEFICIT
DECEMBER 31, 2022

REVENUE
Interest income	$26,174

TOTAL REVENUE	$26,174

OPERATING EXPENSES
Operating expenses	$13,773

TOTAL OPERATING EXPENSES	13,773

NET INCOME	$12,401

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS
SEE INDEPENDENT AUDITOR’S REPORT

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VELOCE CAP FUND 1, LP
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2022

MEMBERS'
EQUITY
(DEFICIT)

DECEMBER 31, 2021 - AS REPORTED	$(24,900)

Effect of change in accounting estimate	25,000

DECEMBER 31, 2021 - AS ADJUSTED	$100

Net income	12,401

Member contributions	490,000

DECEMBER 31, 2022	$502,501

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS
SEE INDEPENDENT AUDITOR'S REPORT

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VELOCE CAP FUND 1, LP
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,401
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of organization costs	2,500
Increase in accounts receivable	(3,432)
Increase in management fee payable	2,009
Increase in incentive fee payable	3,209

NET CASH PROVIDED BY OPERATIONS	16,687

CASH FLOWS FROM INVESTING ACTIVITIES
Trust deed notes receivable - funded	(500,000)

NET CASH USED IN INVESTING	(500,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	490,000

NET CASH PROVIDED BY FINANCING	490,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,687

CASH AND CASH EQUIVALENTS - DECEMBER 31, 2021	100

CASH AND CASH EQUIVALENTS - DECEMBER 31. 2022	$6,787

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS
SEE INDEPENDENT AUDITOR’S REPORT

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VELOCE CAP FUND 1, LP
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 1 - ORGANIZATION

Veloce Cap Fund 1, LP (the “Fund”) was formed on August 23, 2021 and is organized and licensed as a New Jersey limited partnership upon the filing of the Articles of Organization with the Secretary of State of New Jersey. The fund is managed by Veloce Consulting, Inc, a New Jersey corporation. Veloce Consulting, Inc. acts as the general partner of the fund.

The fund will begin offering units for investment upon qualification of the offering by the Securities and Exchange Commission. The maximum offering will be $75,000,000 in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933. The Offering Circular via Form 1-A pursuant to Regulation A under the Securities Act of 1933, was approved by the Securities & Exchange Commission on January 24, 2022.

The Fund will use the proceeds from this offering to make, purchase, originate, fund, acquire and/or otherwise sell loans secured by interests in real or personal property located throughout the United States. The value and balance of loans or properties will not be guaranteed by any governmental agency or private entity but may be guaranteed by affiliates and associates of the underlying borrowers. Sources of income to the Fund will come from the interest and fees charged to borrowers on the Loans, as well as from the sale of any properties acquired by the Fund for rehabilitation and/or resale. All Loans will be owned by the Fund and all revenue received from the loans and investments in properties shall be distributed into the Fund, less applicable fees to the General Partner.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – The Fund maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by non-public business entities.

Cash and Cash Equivalents – The Fund considers all short-term, highly liquid unrestricted investments with original maturities of three months or less when purchased to be cash equivalents. As of December 31, 2022, cash and cash equivalents totaled $6,787.

Fair Value of Financial Instruments – Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments. Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash and cash equivalents and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

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VELOCE CAP FUND 1, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk – Financial instruments which potentially subject the Fund to concentrations of credit risk consist primarily of cash deposits and trust deed notes receivable. The Fund has not experienced any losses on its bank deposit accounts, and believes it is not exposed to any significant credit risk on its accounts. Concentrations of credit risk with respect to trust deed notes receivable can exist due to the Fund’s focus on the state of California, which increases the Fund’s exposure to adverse local real estate, economic and market conditions and other risk factors, including natural disasters and acts of terrorism.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, the Fund evaluates its estimates, including those related to the reserve for losses on trust deed notes receivable and contingencies. The Fund bases its estimates on historical experience and on various assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results could differ from those estimates.

Reserve for Loan Losses – A reserve for loan losses is established based on management’s estimate of losses inherent and probable as of the balance sheet date. Management evaluates the adequacy of the reserve giving consideration to factors such as the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment.

Provision for losses is charged to the statement of operations. Management does not believe a loan loss should be accrued for as of December 31, 2022.

Risks and Uncertainties – Trust deed notes receivable are subject to risks and uncertainties due to real estate market volatility, interest rate volatility, and credit risk. Due to the level of such risks and uncertainties, it is at least reasonably possible that changes in the values of the trust deed notes receivable will occur in the near term, and that such changes could materially affect the amounts reported in the balance sheet, statement of income and changes in partners’ equity.

Interest Income – Interest income on loans is accrued by the effective interest method. Generally, interest payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. Interest income due and not received as of the balance sheet date is accrued.

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VELOCE CAP FUND 1, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Change in Treatment of Broker-Dealer Fee – The company entered into an agreement with a law firm to raise capital as a broker-dealer in 2021. Included in the agreement was a one-time due diligence expense of $5,000 and a one-time consulting expense of $20,000. As the expenses were probable and measurable, the Company recorded a $25,000 liability as of December 31, 2021. The broker-dealer has not invoiced the Company for any portion as of December 31, 2022, and there is expectation that the current arrangement will continue for the foreseeable future, as the agreement automatically renews each year, and no additional one-time expenses will be incurred. Based on circumstances existing as of December 31, 2022, management has determined that the $25,000 should be capitalized as an asset and amortized over a period of 60 months in order to match expense recognition with the periods over which they are used to earn revenue (through the provision of financing). Management determined to begin amortizing this capitalized cost in July of 2022, and $2,500 in expense has been recognized for the year ended December 31, 2022.

The beginning balance sheet effect of the change in treatment of this one-time broker- dealer fee is to add an organizational cost asset in the amount of $25,000 to the balance sheet as of December 31, 2021, and to increase retained earnings as of that date by the same amount. See the Statement of Members’ Equity.

Income Taxes – The Fund is a limited partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited partnerships, no income tax is paid by the Fund as an entity. Each individual partner reports on their income tax returns their distributive share of the Fund’s income, gains, losses, deductions and credits, whether or not any actual distribution is made to such partner during a taxable year. There has not been a provision for income taxes accrued during the Fund’s first year of operation.

Fair Value Measurement - FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard provides a consistent definition of fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy established under ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

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VELOCE CAP FUND 1, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As required by ASC 820, the Fund’s trust deed notes receivable are classified within the fair value hierarchy based on the highest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 and its applicability to the Fund’s trust deed notes receivable are described below:

●	Level 1 – Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date.

●	Level 2 – Pricing inputs are quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes assets and liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these assets and liabilities.

●	Level 3 – Pricing inputs are unobservable for the asset or liability; inputs that reflect the reporting entity’s assumptions that the market participants would use in pricing the asset or liability. Level 3 includes assets or liabilities that are supported by little or no market activity,

	Total	Level 1	Level 2	Level 3
Trust deed notes receivable	$500,000	$—	$500,000	$—
	$500,000	$—	$500,000	$—

Trust deed notes receivable (Level 2). The financial instruments that the Fund report at fair value in the consolidated financial statements fall within the Level 2 category and are valued primarily utilizing inputs and assumptions that are observable in the marketplace or a current appraised value, that can be derived from observable market data or that can be corroborated by recent trading activity of similar instruments with similar characteristics.

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VELOCE CAP FUND 1, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 3 – FUND PROVISIONS

The Fund is a New Jersey limited partnership. The rights, duties and powers of the partners of the Fund are governed by the offering circular. The following description of the Fund’s offering circular provides only selected information. Limited Partners should refer to the Fund’s offering circular for a more complete description of the various provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the partners on specified matters. The Manager has the power and authority to act for and bind the Fund.

Profits and Losses – Profits and losses accrued during any calendar month are allocated to the partners in proportion to their capital accounts maintained throughout the month. Investors who become partners of the Fund other than on the first day of a calendar month shall be allocated a proportionate share of the Fund’s profits or losses for that month reflecting the days during the month that the investor was a partner.

Partner Withdrawal – Limited Partners who wish to withdraw before they have been Limited Partner for Twenty-Four (24) months (“Early Withdrawal”) can only withdraw if the Limited Partner produces evidence of undue hardship, and the General Partner permits Early Withdrawal, in its sole and absolute discretion. Acceptability of a Limited Partner’s hardship will be determined by the General Partner, in its sole and absolute discretion. Limited Partners who request Early Withdrawal will be subject to a penalty of Twenty Percent (20%) of the Limited Partner’s withdrawal proceeds. The General Partner may, at its sole discretion, waive an Early Withdrawal.

After the limited partner has been invested for twenty-four months, the limited partner can request to withdraw from the fund and must give at least ninety (90) days written notice to the General Partner. The fund will use its best efforts to return capital subject to, among other things, the Fund’s cash flow, financial condition, and prospective investments in assets.

Cash Distributions – Net Profits shall be distributed to the Limited Partners on an annual basis as follows: Eighty Percent (80% of the Net Profits of the Fund shall be distributed to the Limited Partners on a pro-rata basis, and the remaining Twenty (20%) of the Net Profits of the Fund shall be distributed to the General Partner. Net Profits means the Fund’s gross income less (1) the Fund’s operating expenses (including payment of outstanding debt (if any), administrative costs, legal expenses, and accounting fees); (2) an allocation of income for a loan loss reserve; and (3) payment of the Asset Management Fee and any other fees to the General Partner. All Cash distributions will be made on an annual basis, in arrears, and distributions to Limited Partners shall be prorated as applicable for the amount of time that a Limited Partner was a partner of the Company during such accounting period.

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VELOCE CAP FUND 1, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 4 – TRUST DEED NOTES RECEIVABLE

This account generally consists of investments secured by either mortgages or deeds of trusts secured by real property located primarily in the State of New Jersey and typically carries an interest rate of 7.5% to 11%. The Fund specializes in originating, acquiring, managing, funding or selling loans.

The term of the loan will vary. Loans generally have a term between one month and thirty- six months. The Fund may allow six to twelve-month extensions for a fee paid by borrowers and then remitted to the General Partner.

Scheduled maturity dates of secured loans as of December 31, 2022 are as follows:

2023	$500,000
2024	—
2025	—
2026	—
2027	—
$500,000

NOTE 5 – RELATED PARTY TRANSACTIONS

Veloce Consulting, Inc. (“the Manager”), a New Jersey Corporation, is the Manager and General Partner of the Fund. Mr. Sulfaraz is the president and CEO of Veloce Consulting, Inc. The following is a summary of significant items of compensation that Veloce Consulting, Inc. realizes from the Fund:

Asset Management Fee – The Manager shall earn an asset management fee equal to 2% of the net assets under management on an annual basis calculated and payable monthly. The Fund’s management fees amounted to $2,009 for the year ended December 31, 2022.

Loan Origination Fees – Such fees average between 3% to 10% but could be as low as 1% or as high as 15% depending on market conditions. These fees are collected by the Manager on behalf of the fund. These fees are payable to the Manager

Purchase of Existing Loans - When the Fund purchases an existing loan from a third party, the Manager will be paid a fee comparable to a loan origination fee.

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VELOCE CAP FUND 1, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 5 – RELATED PARTY TRANSACTIONS (CONTINUED)

Loan Extension Fees and Modification Fees - Where the Manager, in its best judgment, enters into an agreement with the borrower to extend the maturity date of a loan or modify the terms on a loan, the Manager is paid a fee by the borrower. Such fees are typically between 1% and 3% of the original loan amount but could be higher or lower depending on market rates and conditions. These fees collected by the Fund are collected on the Manager’s behalf.

Loan Processing and Documentation Fees – Loan processing, documentation and other similar fees are collected from the borrower and payable to the Manager at prevailing rates.

Real Estate Commission Fees – The Manager may earn real estate commission to list and sell real estate that the Fund has acquired through foreclosure. The Manager may generally earn up to 6% for such a sale.

Loan Servicing – The Manager has the option to service the loans or the fund or appoint a third-party servicer. Fees charged for loan servicing will be charged on a monthly basis in the amount of one-twelfth of one-half of one percent.

Net Profits – 20% of the Net Profits of the fund shall be distributed to the Manager.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, the Fund evaluated subsequent events through April 14, 2022, the date these financial statements were issued.

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